UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
Date of Event Reported: March 22, 2011
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE

Other Events
Satyam Computer Services Limited (Mahindra Satyam) “(the Company”), intimated that further to the order given under local laws by the Central Board of Direct Taxes, New Delhi under section 119 of the Income Tax Act, 1961 rejecting various petitions filed by the Company seeking reliefs for (i) re opening of past assessments for the AYs 2003 - 04 to 2008 - 09, (ii) determining the actual income based on the findings of investigating agencies and (iii) granting stay of recovery proceedings for the said AYs, notice under section 226(3) has been issued by the Additional Commissioner of Income Tax , Hyderabad for recovery of Rs. 616,53,92,660/-.
The Company filed a writ petition before the Hon’ble High Court of Andhra Pradesh, Hyderabad challenging the said impugned order and seeking stay of further proceedings.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

SATYAM COMPUTER SERVICES LIMITED
/s/ G. Jayaraman
Date: March 22, 2011	Name:	G. Jayaraman
	Title:	Company Secretary